Exhibit 99.2

Notice to Owners of ordinary shares

CollPlant Holdings Ltd.

Proxy/Voting Card

Owners of record on May 9, 2019 (the “Record Date”) of ordinary shares of CollPlant Holdings Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on June 6, 2019 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than June 6, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than June 6, 2019, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Holdings Ltd.

Dated: May 1, 2019

ExtraordinaRy GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

TO:	CollPlant Holdings Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Extraordinary General Meeting to be held on June 6, 2019

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF MAY 9, 2019: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2019

CollPlant Holdings Ltd.

Extraordinary General Meeting

June 6, 2019

The above-noted holder of ordinary shares of CollPlant Holdings Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on May 9, 2019 at the Extraordinary General Meeting of the Company to be held in Israel on June 6, 2019 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON JUNE 6, 2019 TO BE VALID

EXTRAORDINARY GENERAL MEETING OF

COLLPLANT HOLDINGS LTD.

1. To approve an amendment to the articles of association to allow for the elimination of the position of external director, as described in the accompanying proxy statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. To approve a reverse share split of the ordinary shares at a ratio of 1-for-50 and to amend the memorandum of association and articles of association accordingly, all as described in the accompanying proxy statement.

☐ FOR   ☐ AGAINST ☐ ABSTAIN

3. To approve a new compensation policy for the Company’s directors and officers, as described in the accompanying proxy statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

3a. Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

☐ YES      ☐ NO

4. To approve the grant of options exercisable into ordinary shares to the members of the board of directors, as described in the accompanying proxy statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. To approve a services agreement with the new Chairman of the board of directors, Jonathan Rigby, as described in the accompanying proxy statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5a. Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)?

☐ YES      ☐ NO

6.   To approve an extension to the exercise period of certain options granted to the former Chairman of the board of directors, David Tsur, for a period ending July 31, 2019, as described in the accompanying proxy statement.

☐ FOR   ☐ AGAINST ☐ ABSTAIN

6a. Do you have a personal interest in the approval of Proposal 6 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

☐ YES      ☐ NO

7. To approve revisions to the terms of employment of Yehiel Tal, the Chief Executive Officer, as described in the accompanying proxy statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

7a. Do you have a personal interest in the approval of Proposal 7 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 7)?

☐ YES      ☐ NO

8. To approve a change in the Company’s name to “CollPlant Biotechnologies Ltd.”, and to amend the Company’s memorandum and articles of association accordingly, as described in the accompanying proxy statement.

☐ FOR   ☐ AGAINST ☐ ABSTAIN

End of resolutions

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